[Davis Graham & Stubbs LLP letterhead]

June 12, 2006

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Amendment No. 2 to Venoco, Inc. Registration Statement on Form S-1

Dear Mr. Schwall:

        Set forth below are responses of Venoco, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated March 10, 2006, regarding Amendment No. 1 to the Company's Registration Statement on Form S-1 as filed on February 21, 2006 ("Amendment No. 1"). In connection herewith, the Company has filed by EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (as amended by Amendment No. 2, the "Registration Statement"). Enclosed is a copy of the Registration Statement marked to reflect changes made to Amendment No. 1. If additional copies of the Registration Statement are needed, please let us know.

        Set forth below are the Staff's March 10, 2006 comments, indicated in bold, followed by responses on behalf of the Company.

General

        1.     The forepart of the prospectus should include only the cover page, table of contents, summary and risk factors sections. Please move any other information so that it appears later in the document. We refer to the information appearing on pages ii and iii of the prospectus.

        The referenced information has been moved in response to the Staff's comment.

Summary Operating and Reserve Information, page 8

Reserve Replacement Cost, page 9

        2.     In your response to comment 6 of our letter dated January 17, 2006, you state you have not always maintained records regarding the classification of proved developed versus proved undeveloped reserves for acquired reserves at the date of acquisition. Your response is unclear as to why the failure to classify such reserves does not inaccurately impact other disclosures in your filing, where you have identified the amount of proved developed or proved undeveloped reserves. Please address the statement made in your response to our prior comment 6 to explain the impact of this potential misclassification.

        The disclosures included in the Registration Statement relating to the Company's proved reserves are based on estimates of those reserves as determined by its independent petroleum engineers. Each of those estimates was made as of December 31 of the year specified in the relevant engineer's report. The Company's response to comment 6 in the Staff's letter dated January 17, 2006, in contrast, referred only to classifications of reserves as of the time the properties in question were acquired. The Company's determinations concerning the classification of reserves at the time the reserves were acquired did not affect the year-end determinations of its independent engineers, and are not disclosed in the Registration Statement. Therefore, neither the Company's records concerning the classification of acquired reserves as of the time of acquisition, nor the lack thereof, affect the referenced disclosures in the Registration Statement.

Use of Proceeds, page 23

        3.     Please revise to disclose the amount of the proceeds to be used for each purpose to which you refer.

        Pages 6 and 28 of the Registration Statement have been revised in response to the Staff's comment. The Staff is advised that the Company expects to use approximately 50% of the net primary proceeds of the offering to reduce amounts outstanding under its revolving credit facility and approximately 50% of those proceeds to reduce amounts outstanding under its second lien term loan facility.

Legal Proceedings, page 54

        4.     We note your disclosure with respect to the Beverly Hill Litigation that you do not believe that an unfavorable outcome is "probable or estimable." Please disclose the basis for this belief. Likewise, with respect to the personal injury claim, please also disclose the basis for your belief that you "have no liability in connection with the accident."

        With respect to the Beverly Hills litigation, the Staff is advised that the Company does not view an unfavorable outcome as probable because, among other things, there is no credible scientific study linking the types of cancers at issue to emissions from the Company's facilities in Beverly Hills. In addition, the Company does not view an unfavorable outcome as reasonably estimable because the damages alleged by the plaintiffs have not been quantified in the litigation. With respect to the personal injury action, the Staff is advised that the Company believes it is not liable with respect to the action principally because under California Civil Code §846 landowners do not owe a duty of care to persons entering their property for recreational purposes. The plaintiff was using the Company's property for recreational purposes within the meaning of the statute. The Company respectfully submits that it would be neither customary nor appropriate to disclose in the Registration Statement the substantive bases for its positions in the proceedings.

Notes Receivable—Employees, page F-25

        5.     We have reviewed your response to comment 43 of our letter dated January 17, 2006. Please tell us if your accounting for the notes receivable—officers as of December 31, 2004 and 2003 is consistent with the accounting described as it relates to your notes receivable—employees. If so, we reissue our prior comment 43 as it relates to notes receivable—officers. In your response, please address the nature of such outstanding amounts as of each balance sheet date presented.

        The Staff is advised that the amount shown on the Notes Receivable—Officers line of the Company's balance sheet as of December 31, 2004 reflects amounts owed by Timothy Marquez to Marquez Energy pursuant to a promissory note given by Mr. Marquez. The note to Marquez Energy replaced a note previously given by Mr. Marquez to the Company; the Company's note was cancelled in connection with the settlement of Mr. Marquez's legal actions against the Company as described in Note 12 to the Company's financial statements. The corresponding amount shown as of December 31, 2003 primarily reflected Mr. Marquez's note and amounts owed to the Company by Rod Eson (then the Company's CEO) and Bill Wineland (then the Company's CFO). The amounts owed by Messrs. Eson and Wineland were paid to the Company in June 2004. The amount owed by Mr. Marquez to the Company was cancelled as described above (the Marquez Energy note was paid to Marquez Energy in January 2005). The Company did not amortize the amounts over an employment period to compensation expense as it did with notes receivable from employees.

Engineering Comments

Proved Reserves, page 9

        6.     We note your support for the proved undeveloped reserves attributed to location B, lease 3242 on figure 1 in your supplemental engineering data. Please expand on this information to include an analysis of the volumetric parameters for your estimated proved reserves for this fault block.

        The Staff is advised that the primary basis for the PUD reserves attributed to location B, Lease 3242 in the South Ellwood field is an analogy with the long reach wells previously drilled in the field. Only the long reach wells were considered because they have the longest Monterey intervals, therefore increasing the number of fractures intersected by the wellbore. The following factors were also considered:

  •
  Location B will be located in the Monterey Formation approximately 960 feet vertically above the #18 location as shown in Exhibit C-B', and 1090 feet vertically and horizontally (or 3-D distance) on Exhibit A-A'. The #18 is producing with a 70% watercut and a low GOR of 350 SCF/BBL, therefore the Location B well is expected to penetrate an oil-filled column above the #18. The #18 well produced 10.9 MMBO to date and was projected to an estimated ultimate recovery (EUR) of 15.2 MMBO.

  •
  The 3242 #7 well is an analog for a well drilled in close proximity to an existing well on the east side of the field. The 3242 #9 has produced 4.3 MMBO to date and is projected to an EUR of 6.3 MMBO. The 3242 #7 was drilled in 2002 within 400 feet of the #9 as shown on Exhibit C-C'. The #7 has produced 624 MBO to date and is projected to an EUR of 2.9 MMBO.

  •
  Analysis of the volumetric parameters was not a key part of the PUD evaluation due to the uncertainty in estimating the volumes. Using volumetric analysis of the Monterey formation in South Ellwood and in the entire Santa Barbara Channel is problematic due to the fractured nature of the formation. There is considerable uncertainty associated with key volumetric parameters, such as fracture density and porosity. Volumetric calculations are also affected by the significant uncertainty associated with estimating the contribution of matrix oil to well performance. Volumetric calculations generally result in estimates that exceed performance and therefore belong in categories outside of proved reserves.

Consolidated Financial Statements of Venoco, Inc. and Subsidiaries, page F-1

Estimated Net Quantities of Natural Gas and Oil reserves, page F-39

        7.     In part, your response 61 states, "The reduction [in proved reserves] was due primarily to…a reevaluation of a development plan for a possible waterflood, a contractual production constraint that was not relaxed to the extent the Company had anticipated…". It appears these volumes did not qualify initially as proved reserves. Please amend your document to remove these volumes from your proved reserves at year-end 2003 and 2002.

        The Company respectfully submits that the reserves in question were properly categorized as proved based on the information available as of the dates of the relevant reserve reports. The Company's use of the word "possible" was not meant to suggest that the associated reserves were in fact possible rather than proved, but instead to acknowledge that the Company's expectations with respect to the waterflood were not realized. The same is true of the Company's use of the word "anticipated" in connection with the referenced contractual restraint. Page 16 of the Registration Statement has been revised in response to the Staff's comment.

        The waterflood in question was in the Company's Big Mineral Creek field. Barnes, Strawn and UV reservoirs in the field have been waterflooded since 1962, 1974 and 1994, respectively. Based on the

Company's and its predecessors' experience with these waterfloods, Ryder Scott Company, L.P. determined that reserves associated with a planned expansion of the UV waterflood met the "reasonably certain" standard at the end of 2003. During 2004, however, the Company began to explore the possibility of selling the field, and was in active negotiations with the eventual buyer at the end of the year. Because the Company was not committed to further developing the UV waterflood as of year-end 2004, Netherland, Sewell & Associates, Inc. concluded that the associated reserves should not be considered proved.

        The referenced contractual constraint related to the Company's South Ellwood field. As of December 31, 2002, contractual gas processing restrictions did not materially limit production from the field. As disclosed on page 18 of the Registration Statement, a new gas sales agreement was implemented in January 2003, and the agreement, among other things, reduced permitted carbon dioxide content in sales gas from 5% to 3%. During 2003, the Company began the process of installing new carbon dioxide filtration equipment at its plant to address the constraint, and expected to have the equipment installed in 2004. Accordingly, Ryder Scott did not reduce the estimated proved reserves associated with the field as of year-end 2003. However, the Company experienced unanticipated delays in obtaining a required permit from the City of Goleta, California, because the city was under the mistaken impression that the filtration equipment was intended to expand the plant's capacity. The Company was able to obtain the permit and install the equipment in early 2006. As a result, the constraint no longer has a material impact on the Company's production from the field.

* * * * *

        Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335. In addition, we are available to meet with the Staff to discuss any issues that the Staff deems appropriate. Thank you in advance for your assistance.

Very truly yours,
/s/ JOHN A. ELOFSON
John A. Elofson for DAVIS GRAHAM & STUBBS LLP

Enclosure

  cc:
  Jason Wynn
  Timothy Levenberg
  Shannon Buskirk
  April Sifford
  Ronald Winfrey
  Timothy Marquez
  Bill Schneider
  David Christofferson
  Terry Anderson
  Douglas Griggs
  Seth Molay
  Michael Chambers
  Patricia Peterson